Mail Stop 3561

March 12, 2010

Thomas J. Lynch
Chairman of the Board and Chief Executive Officer
Frederick's of Hollywood Group Inc.
1115 Broadway
New York, New York 10010

> **Re:** **Frederick's of Hollywood Group Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 12, 2010**
> **File No. 001-05893**

Dear Mr. Lynch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us why you do not incorporate by reference the Form 10-Q for the quarterly period ended October 24, 2009, into the proxy statement. Also, advise whether you will incorporate by reference the Form 10-Q for the quarterly period ended January 23, 2010.

2.   We note the paragraph under the heading "Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on March 24, 2010" in the notice to your shareholders. Please tell us whether you intend to deliver the Form 10-K the fiscal year ended July 25, 2009, and the Forms 10-Q for the quarterly periods ended October 24, 2009 and January 23, 2010, with the proxy statement in accordance with Item 13(b)(2) of Schedule 14A.

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As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director